Exhibit 12

Ratio of Earnings to Fixed Charges

        The following table sets forth Mx Energy Holdings Inc.'s historical ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with generally accepted accounting principals and, therefore, reflect all consolidated earnings and fixed charges.

        The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings by fixed charges. Earnings consist of income (loss) from operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, unrealized losses on interest rate swaps and amortization of deferred loan costs and hedge facility fees.

	Three Months Ended December 31, 2006	Six Months Ended December 31, 2006	Year Ended June 30,
(dollars in thousands)
			2006	2005		2004		2003		2002
Earnings before fixed charges:
Income (loss) before income taxes	$(5,529)	$(68,708)	$(66,783)	$41,230		$50,293		$22,460		$5,504
Interest and other debt expense	8,705	27,426	4,261	3,472		3,219		2,270		1,416
Estimated interest portion of rental expense	200	292	176	130		56		41		22

Earnings (loss) before fixed charges	$3,376	$(40,990)	$(62,346)	$44,832		$53,568		$24,771		$6,942

Fixed charges:
Interest and other debt expense	$8,705	27,426	$4,261	$3,472		$3,219		$2,270		$1,416
Estimated interest portion of rental expense	200	292	176	130		56		41		22

Total fixed charges	$8,905	$27,718	$4,437	$3,602		$3,275		$2,311		$1,438

Ratio of earnings to fixed charges(1)(2)	—	—	—	12.45	x	16.36	x	10.72	x	4.83	x

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three and six months ended December 31, 2006 and the year ended June 30, 2006. Earnings for such periods were insufficient to cover fixed charges by $5.5 million, $68.7 million and $66.8 million, respectively.

(2)
On a pro forma basis after giving effect to (i)t he offering of $190.0 million aggregate principal amount of Floating Rate Senior Notes due 2011, (ii) the funding and repayment of a $190.0 senior unsecured bridge loan, (iii) the acquisition of substantially all of the assets of Shell Energy Services Company, L.L.C. and (iv) the payment of related fees and expenses, the ratio of earnings to fixed charges would have been less than one-to-one for the six months ended December 31, 2006 and the year ended June 30, 2006. Earnings for such periods would have been insufficient to cover fixed charges by $63.4 million and $92.2 million, respectively.